UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Attached is a disclosure appearing on the Company's website Dated August 15, 2008	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008	ALVARION LTD. By: /s/ Tali Mirsky —————————————— Tali Mirsky VP, General Counsel & Corporate Secretary

Exhibit 1

Tzvika Friedman – CEO and President

Mr. Tzvika Friedman was appointed Alvarion’s Chief Executive Officer in October 2005.  Beginning in 2000 with Floware and continuing in Alvarion as President and Chief Operating Officer, Mr. Friedman has been responsible for a myriad of facets in the company’s daily management, including R&D, operations, sales, marketing and customer service. He has been the driving force behind augmenting these activities in a company undergoing transition of consolidation from two companies, and subsequent acquisitions and incorporations of product lines of Innowave and Interwave. In the previous years, he filled roles as Corporate Vice President and General Manager of the Next Generation Telephony and DCME division of ECI Telecom and as Vice President of Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman served as a director in the company from July 2005 to August 2008.  Mr. Friedman decided to give up his board seat due to the challenges of dealing with the disparity between the requirements of Israeli law and the voting practices in the United States, where most of the company’s shares are held.  Mr. Friedman’s resignation from the Alvarion board of directors is effective August 15, 2008.

Mr. Friedman earned a bachelors and masters of science in electrical engineering summa cum laude from Tel Aviv University and also graduated with distinction with a masters in science from the Sloan Program of Management from the London Business School.